

Akshay B. · 2nd

Entrepreneur, Innovator, Strategist | CEO@Kitchenery

Tampa, Florida, United States · **Contact info**

500+ connections

 **1 mutual connection:** Jonny Price

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🗒 **Kitchenery**

⬛ **University of Tampa**

About

I am a nascent entrepreneur with work experience in the heavy machinery, commercial automobiles, and plastic manufacturing industry. A multilingual professional fluent in English and Hindi with an inclination for effective cross-team collaboration and successful project finalization.

My interests are in new tech, sustainability, and global entrepreneurship!

Featured



Link

Kitchenery's association with STANLEY + Techstars
linkedin.com
At Kitchenery, we are improving people's lives with the world's best cooking experience.

Check out our work with Stanley + Techstars...

Link

Kitchenery Inc. on LinkedIn: #investing #fundraising...
linkedin.com
Speaker at Florida Venture Forum

Post

Is the Kitchen of the future really cordless? ...

😊👍❤ 104 · 27 comments

Activity

1,650 followers

[+ Follow]

Akshay B. commented on a post · 2d
👏👏👏

😊👍❤ 28   3 comments

Akshay B. commented on a post · 1w
Wonderful 🚀

😊👍❤ 121   20 comments

Akshay B. commented on a post · 1w
Great meeting you at CES ⚡⚡

😊👍😊 137   9 comments

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Experience

 **Founder and CEO**
Kitchenery · Full-time
Jan 2021 - Present · 2 yrs 2 mos
Tampa, Florida, United States

Kitchenery is a Hardware+ Software + Data company, we have developed proprietary wireless power transfer (WPT) technology curated for the Kitchen Appliance industry. Using our WPT module ...see more

 **Entrepreneur**
Techstars
Feb 2022 - Present · 1 yr 1 mo

Part of the TechStars - Stanley Accelerator

 **Parts Engineer**
CNH Industrial · Full-time
Aug 2018 - Jan 2021 · 2 yrs 6 mos
Racine, Wisconsin

• Research, evaluate, and edit mechanical drawings and 3D models to create engineering bill of materials and exploded 2D drawings for all the parts and components that goes into the assembly.   ...see more

 **Business Development Facilitator**
POLYMECHPLAST MACHINES LTD · Contract
Dec 2017 - Jan 2020 · 2 yrs 2 mos

Washington State University

2 yrs

Research Assistant
Aug 2016 - Dec 2017 · 1 yr 5 mos
Pullman, WA

• Administered research in the line of Micro and Nano fabrics, as well as Protein Biochemistry.
...see more

 MSE-425-Final Presentation.pptx

Audio Visual/ Set-up Technician
Part-time
Jan 2016 - Dec 2017 · 2 yrs
Pullman, WA

Orchestrated the structure, operation, disassembling, and correct storage of Audiovisual (A/V) equipment utilized within the location. Administered technical support for campus events as r ...see more

Engage The World Program Manager
Internship
May 2016 - Aug 2016 · 4 mos
Washington State University, Pullman

Assisted with the day-to-day operations for the International Center, along with expediting the fundamental programs and vital elements of the facility's objectives. Executed the records an ...see more

Education

University of Tampa
Master of Science - MS, Entrepreneurship/Entrepreneurial Studies
Activities and societies: Part of the Spartan Accelerator and Incubator program

Washington State University
Bachelor of Science - BS, Materials Science and Engineering/ Mechanical minor

Licenses & certifications

Amgen Strategy Certificate
Amgen
Issued Dec 2021

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GSV Startup Bootcamp
GSV Ventures
Issued Sep 2021
Credential ID e4512067-8f4a-4b14-96fc-b2778e80981e

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Advanced Social Media Strategy Training and Certification
KnowBe4
Issued Jul 2021
Credential ID 191076980

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Show all 6 licenses & certifications →

Skills

Management
Endorsed by 5 colleagues at Washington State University
11 endorsements

Research and Development (R&D)
Endorsed by 4 colleagues at Washington State University
8 endorsements

Leadership
Endorsed by McKenna Sanders who is highly skilled at this
Endorsed by 5 colleagues at Washington State University
8 endorsements

Show all 31 skills →

Projects

Redesign of CLM III Sensor Clip assembly.
Aug 2017 - Dec 2017

Associated with Washington State University

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•Spearheaded the cable strain relief of the CLM III Sensor Clip assembly and manufacturing procedure.
•Innovatively employed SolidWorks to design prototypes, sketches, and expedited Finite Element Anal ...see more

Additive Manufacturing System Design: Worm Drive
Jan 2017 - Jun 2017

Associated with Washington State University

Show project ⬈

•Engineered an authentic worm drive utilizing SolidWorks software and performed groundwork on the characteristics for various components based on application.   ...see more

Languages

English
Full professional proficiency

Gujarati
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

Interests

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